                                                                    EXHIBIT 20.1

                                               FINAL
CONTACTS:
Doug Wills                                     Mary Thurber
Cisco Systems, Corporate PR                    Cisco Systems, Investor Relations
(408) 527- 9475                                (408) 526-8893
dwills@cisco.com                               mthurber@cisco.com
                                               ------------------
Randy Sutherland
Cisco Systems, Analyst Relations
(408) 526-8847
rsutherl@cisco.com

                 CISCO SYSTEMS TO ACQUIRE CERENT CORPORATION AND
                   MONTEREY NETWORKS FOR COMBINED $7.4 BILLION

   Cisco Enters Optical Transport Business to Migrate Old World Voice Networks
                   to New World Data, Voice and Video Networks

SAN JOSE, Calif. - August 26, 1999 - Cisco Systems, Inc. today announced definitive agreements to acquire privately-held Cerent Corporation of Petaluma, CA and Monterey Networks, Inc. of Richardson, TX for a combined $7.4 billion in stock. With these acquisitions Cisco is entering a new business, the optical transport market, which is expected to be a $10 billion market in 2002 according to analysts.

     Today's announcement is significant because Cerent and Monterey's technologies substantially broaden Cisco's optical product portfolio to help customers take advantage of New World solutions. Both acquisitions are expected to provide service providers an accelerated migration from traditional circuit-based networks to New World cell and packet-based networks.

     Cerent, with more than 100 customers nationwide, is a leading developer of next-generation optical transport products. These devices allow service providers to transition to New World data and voice networks. Monterey is an innovator of infrastructure-class, optical cross-connect technology that is used to increase network capacity at the core of an optical network.

     Under the terms of the Cerent agreement, 100 million shares of Cisco common stock will be exchanged for all outstanding shares, options and warrants of Cerent not currently owned by Cisco. Based upon Cisco's August 25, 1999 closing price of $68.625, the stock exchanged would have a value of approximately $6.9 billion. This acquisition will be accounted for as a pooling of interests and is expected to close in the first half of Cisco's fiscal year 2000.

     Under the terms of the Monterey agreement, 7.3 million shares of Cisco common stock will be exchanged for all outstanding shares, options and warrants of Monterey not currently owned by Cisco. Based on Cisco's August 25, 1999 closing price of $68.625 the stock exchanged would have an aggregate value of approximately $500 million. In connection with the Monterey acquisition, Cisco expects a one-time charge against after-tax earnings of between $0.07 and $0.11 per share for purchased in-process research and development expenses in the first quarter of Cisco's fiscal year 2000.

     Both acquisitions have been approved by the board of directors of each company and are subject to various closing conditions including approval under the Hart-Scott-Rodino Antitrust Improvements Act.

Cerent and Monterey's New World Technology Addresses Requirements for Internet and Transport Market

     Cerent's technology is the first generation of transport equipment designed around the Internet. It is a low-cost, single platform that allows service providers to offer New World services and traditional voice services without investing in old world equipment. Using this technology, service providers can easily accommodate rapid changes in network traffic in a matter of minutes instead of days. Cerent's single system solution also makes it easier for service providers with limited space for equipment.

     "Cisco's acquisitions of Cerent and Monterey are expected to accelerate the market for optical transport by providing the transport technology necessary to ease service providers migration to the New World," said Lewis O. Wilks, Qwest's President of Internet and multimedia markets. "The combination of Cisco, Cerent and Monterey provides a compelling product portfolio that gives communications service providers maximum choice, flexibility and functionality while helping them meet their business needs for today and tomorrow," he added.

     Monterey's technology focuses on the core of next-generation optical networks. Its infrastructure-class, optical cross-connect technology gives service providers the ability to instantly add capacity at the core of the network cost effectively. Combined with Cerent, Monterey brings a complete infrastructure solution to help customers transition to New World networks.

     Cerent was founded in 1997 and has 287 employees. Monterey, founded in 1997, has 132 employees. Both companies will become business units within the Transport Group reporting to Kevin Kennedy, Senior Vice President of the Service Provider Line of Business.

     Cerent and Monterey strengthen Cisco's optical internetworking strategy to enable a more complete transport solution through Internet architecture. These acquisitions combined with employees from Cisco's optical internetworking business unit nearly doubles the number of employees focusing on the optical space to bring the total to approximately 900.

     Cisco Systems, Inc. (NASDAQ: CSCO) is the worldwide leader in networking for the Internet.

                                      ###

Editors Note: Cisco will hold a conference call for press and analysts on August 26, 1999 at 8:00 am PDT. Domestic call-in number: 800-711-7054, International call-in number: 212-676-5387

A replay of the conference call will be available at 10 am PDT 8/26/99 through 10 am 8/30/99. Domestic replay number: 800-633-8284, International replay number: 619-812-6440 reservation number 13021930.


This release may contain projections or other forward-looking statements regarding future events or the future financial performance of the Company that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future events or results. Readers are referred to the documents filed by Cisco with the SEC, specifically the most recent reports on Form 10-K and 10-Q, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including risks associated with acquisition strategy, dependence on new product offerings, competition, patents, intellectual property and licensing, future growth, rapid technological and market change, manufacturing and sourcing risks, Internet infrastructure and regulation, international operations, volatility of stock price, financial risk management and potential volatility in operating results, among others.

Cisco, Cisco IOS, Cisco Systems, Catalyst, and the Cisco Systems logo are registered trademarks of Cisco Systems, Inc. in the U.S. and certain other countries. All other trademarks mentioned in this document are the property of their respective owners. The use of the word partner does not imply a partnership relationship between Cisco and any of its resellers. (9907R)